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Frank Fuchs

M&A Consultant / Interim (Top-) Management as CEO of flandor GmbH

Hamburg Area, Germany · 259 connections · Contact info

flandor GmbH (formerly Fuchs & Partners)

University of Stuttgart

About

Experienced executive manager with a demonstrated history in M&A and the information technology, information security, healthcare and services industry.
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Experience

M&A Consultant / Interim (Top-) Management as CEO of flandor GmbH
flandor GmbH (formerly Fuchs & Partners)
Oct 2015 – Present · 4 yrs
Hamburg Area, Germany

- M&A projects, pre-investment assessments and valuations
- Interim (Top-) Management
- in healthcare (statutory/private health insurance, primary and secondary care (acute, rehab, social), IT, service provider) and IT / IT security (miscellaneous industries) in D/A/CH
- medium-sized businesses, private equity companies

Interim General Manager
valantic GmbH (formerly DABERO Service Group GmbH)
Jul 2016 – Dec 2017 · 1 yr 6 mos
Munich Area, Germany

M&A consulting for valantic (formerly DABERO) and Interim General Management for the valantic group

Manager
Auctus 46te Beteiligungs GmbH / unimed Beteiligungs GmbH
Nov 2013 – Sep 2015 · 1 yr 11 mos

For the private equity firm AUCTUS Capital Partners AG, Munich

Job Shadowing ("Hospitation") with CEO / Lead Medical Director
Hospital of the University of Tübingen
Nov 2014 – Feb 2015 · 4 mos

Job Shadowing ("Hospitation") with Prof. Dr. med. Michael Bamberg, CEO and Lead Medical Director of Hospital of the University of Tübingen:
- Strategic management: organizational / structural, process and quality
- IT strategy

Managing Director / CEO
unimed Abrechnungsservice für Kliniken und Chefärzte GmbH
Nov 2013 – Oct 2014 · 1 yr

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Education

University of Stuttgart
Computer Science, secondary subject Business Administration
1985 – 1990

Volunteer Experience

CEO
ITSMIG e.V. (IT Security Made in Germany)
Jan 2005 – Jun 2013 • 8 yrs 6 mos

Skills & Endorsements

Business Development · 21

Endorsed by **Lothar von Kornatzki and 1 other who is highly skilled at this**

Endorsed by **5 of Frank's colleagues at SOFTPRO GmbH**

Management · 16

Endorsed by **Lothar von Kornatzki, who is highly skilled at this**

Endorsed by **2 of Frank's colleagues at SOFTPRO GmbH**

Business Strategy · 15

Endorsed by **Lothar von Kornatzki, who is highly skilled at this**

Endorsed by **4 of Frank's colleagues at SOFTPRO GmbH**

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